Ameritas Life Insurance Corp. 5900 O Street / Lincoln, NE 68510

Via EDGAR and Overnight Delivery

March 4, 2015

William Kotapish, Esq., Assistant Director

Office of Insurance Products

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE
Washington, D.C. 20549

Re:	Ameritas Life Insurance Corp. ("Ameritas Life" or "Depositor")

Ameritas Life Insurance Corp. Separate Account LLVA (1940 Act Registration No. 811-07661)

("Registrant")

Post Effective Amendment to Registration Statement on Form N-4 (1933 Act Registration

No. 333-122109)

Dear Mr. Kotapish:

This letter is to request approval pursuant to Rule 485(b)(1)(vii) under the Securities Act of 1933, as amended, of the filing schedule described below for a certain flexible premium individual variable annuity contract issued by Ameritas Life (the "Contract") on behalf of the Registrant. This letter also serves to advise you of our proposed filing schedule for all amendments to the registration statement relating to the Contract.

Registrant has filed an amendment to its registration statement (File No. 333-182090; 811-05192; Form N-4) pursuant to Rule 485(a) on February 25, 2015 (hereinafter, the "template filing"). The material revisions in the template filing relate to:

•	The ability to add certain riders after issue of the Policy; and
•	Legal proceedings affecting the Depositor, the Registrant and the underwriter.

Registrant intends to make the following filing on Form N-4, to which this request relates, pursuant to Rule 485(b):

•	File No. 333-122109

This filing will include the legal proceedings change listed above and any applicable changes pursuant to Commission staff comments on the template filing. Other than this change, the Rule 485(b) amendment will not contain any material changes. The amendment revisions and updates will be substantially identical to the template filing. The transmittal letter for the post-effective amendment will identify the nature of the filing and set forth the material change. Registrant will also supply a courtesy copy of the filing clearly marked to show the changes.

If you have any questions or comments concerning this filing, please telephone me at 402-467-7847. Thank you for your assistance.

Sincerely,

/s/ Ann D. Diers

Ann D. Diers

Vice President & Associate General Counsel, Variable Contracts and AIC